

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 24, 2008

Mr. Graham Dickson
President and Chief Executive Officer
Yukon-Nevada Gold Corp.
Suite 490-688 West Hastings Street
Vancouver, BC Canada V6B 1P1

>   **Re: Yukon-Nevada Gold Corp.**
>   **Form 40-F for Fiscal Year Ended December 31, 2007**
>   **Filed September 26, 2008**
>   **File No. 0-52699**

Dear Mr. Dickson:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2007

General

1.   We note that your form 40-F was filed on EDGAR on September 26, 2008. We further note that your fiscal year end was December 31, 2007. Please explain why you have not filed your Form 40-F contemporaneously with your jurisdictional Canadian reporting requirements.

Explanatory Note, page 3

2.   We note your disclosure that indicates all amounts in your report are in Canadian dollars. We note elsewhere in you document your disclosures that indicate you have changed your reporting currency to the U.S. dollar. Please modify your document to clarify and consistently discuss the currency used in the presented amounts.

Management Discussion and Analysis

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

3.   We note your disclosure that indicates your management has designed and implemented internal controls over financial reporting that provide reasonable assurances subject to certain limitations. Please modify this disclosure to remove any qualifying language and provide a single assurance conclusion regarding the reliability of reported information..

4.   We further note that you have disclosed that your material weakness is not uncommon given the size of the company. Please provide us with support for your assertion. Otherwise, please remove this statement from your disclosure.

Financial Statements

Management's Responsibility for Financial Reporting

5.   We note the statement of management's responsibility for financial reporting is signed by Christopher Oxner and his title is Chief Financial Officer. We note elsewhere, including the company's certifications that a person named Shaun Heinrichs is also the Chief Financial Officer. Please clarify who exactly is the Company's CFO and modify your document to provide for consistent attestation and disclosure.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles

6.   We note your presentation of stock based compensation as a single line item in your Consolidated Statement of Operations under Canadian GAAP. Please refer to paragraph F of SAB Topic 14, and modify your U.S. GAAP presentation accordingly.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, or Kimberly Calder, at (202) 551- 3701, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief